EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Simon Property Group, L.P. (the "Company") on Form 10-Q for the period ending September 30, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ David Simon
_____

David Simon
Chairman and Chief Executive Officer
Simon Property Group, Inc.
General Partner of Simon Property Group, L.P.

Date: November 6, 2007

/s/ Stephen E. Sterrett
_____

Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
General Partner of Simon Property Group, L.P.

Date: November 6, 2007